Exhibit 12.1
American Airlines Group Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Nine Months Ended September 30, 2017
Income before income taxes	$2,659
Add: Total fixed charges (per below)	1,574
Less: Interest capitalized	(35)
Total earnings before income taxes	$4,198
Fixed charges:
Interest	$822
Portion of rental expense representative of the interest factor	752
Total fixed charges	$1,574
Ratio of earnings to fixed charges	2.7